AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland

February 9, 2021

VIA EDGAR

Mr. Patrick Kuhn and Mr. Lyn Shenk
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	AerCap Holdings N.V. Form 20-F for Fiscal Year Ended December 31, 2019 Filed March 5, 2020 File No. 001-33159

Dear Mr. Kuhn and Mr. Shenk:

On behalf of AerCap Holdings N.V. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated February 5, 2021 (the “Comment Letter”), to the Company’s Report on Form 20-F filed with the Commission on March 5, 2020 and our response letter, dated December 17, 2020 (the “Response Letter”), to the Staff’s previous letter, dated November 25, 2020 (the “Initial Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.

For your convenience, we have set out the text of the Staff’s comments from the Comment Letter in bold, followed by the Company’s responses.

Form 20-F for Fiscal Year Ended December 31, 2019

Note 3. Summary of Significant Accounting Policies
Flight Equipment held for operating lease, net, page F-14

1.
Refer to prior comment 3. Please revise your disclosure to clarify that your use of the term end of lease (EOL) contracts does not refer to separate contracts with your customers but a subset of provisions within your lease agreements that relate to the end of the lease term.  Also, clarify in your disclosure the distinction between lease agreements with EOL and MR provisions.

Response:

The Company respectfully acknowledges the Staff’s comment and, in consideration thereof, we will revise our disclosure commencing with our Report on Form 20-F for the fiscal year ended December 31, 2020 to clarify (i) that the term end of lease (“EOL”) contracts does not refer to separate contracts with our customers but a subset of provisions within our lease agreements, and (ii) the distinction between lease agreements with EOL and maintenance reserve provisions.

Accrued maintenance liability, page F-17

2.	Refer to prior comment 4. Please revise your disclosure, similar to your response to prior comment 4, to clarify your accounting for maintenance expense and your accrued maintenance liability.

Response:

The Company respectfully acknowledges the Staff’s comment and, in consideration thereof, we will revise our disclosure commencing with our Report on Form 20-F for the fiscal year ended December 31, 2020 to clarify our accounting for maintenance expense and our accrued maintenance liability, in a manner consistent with our response to prior comment 4 of the Initial Comment Letter contained in the Response Letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Craig F. Arcella at (212) 474-1024 or by email at carcella@cravath.com. In addition, please feel free to contact me at +353 1 418 0477 or by email at rmaasland@aercap.com.

/s/ Richard Maasland
Name:	Richard Maasland
Title:	Chief Accounting Officer

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